April 4, 2017

Via EDGAR

Susan Block

Attorney-Advisor

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, DC 20549

Re:	Azul S.A.
Registration Statement on Form F-1 (File No. 333-215908)

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Azul S.A., a sociedade por ações organized under the laws of the Federative Republic of Brazil (the “Company”), that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-215908) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective at 9:00 a.m, Eastern Time, on April 6, 2017, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we, as representatives of the several underwriters, have distributed approximately 754 electronic prospectuses and 125 hard copies of the Preliminary Prospectus dated March 16, 2017 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the distribution of the Preliminary Prospectus for the above referenced issue, the underwriters have confirmed that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,
Citigroup Global Markets Inc.
Deutsche Bank Securities, Inc.
Itau BBA USA Securities, Inc.
As representatives of the several underwriters

Citigroup Global Markets Inc.

By:	/s/ Persio Dangot
Name:	Persio Dangot
Title:	Director

By:	/s/ Juan Carlos George
Name:	Juan Carlos George
Title:	Managing Director

[Signature Page to Acceleration Request Letter from the Underwriters]

Deutsche Bank Securities, Inc.

By:	/s/ Joseph P. Coleman
Name:	Joseph P. Coleman
Title:	Managing Director

By:	/s/ Pedro Bollmann
Name:	Pedro Bollmann
Title:	Director

[Signature Page to Acceleration Request Letter from the Underwriters]

Itau BBA USA Securities, Inc.

By:	/s/ Roderick Greenlees
Name:	Roderick Greenlees
Title:	Executive Director Investment Banking Department

By:	/s/ Cristiano Guimarães
Name:	Cristiano Guimarães
Title:	Managing Director Investment Banking Department

[Signature Page to Acceleration Request Letter from the Underwriters]